VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628

Re:	Impax Laboratories, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
File No. 001-34263

Dear Mr. Rosenberg:

Impax Laboratories, Inc. (“Impax” or the “Company”) submits this response to the comment letter from the Staff of the Division of the Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 20, 2012 regarding the above referenced filing.  For ease of review, we have set forth the numbered comment of your letter and the Company’s response thereto.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 16 – Segment Information, page F-47

1.  Please provide us proposed disclosure to be included in future periodic reports of revenue by product or by group of similar product for your Global Division as required under ASC 280-10-50-40.

Response.   As described in the Company’s Form 10-K for the year ended December 31, 2011 (the “Form 10-K”), the Company operates in two segments, which it refers to as the Global Pharmaceuticals Division (the “Global Division”) and the Impax Pharmaceuticals Division (the “Impax Division”).  The Global Division concentrates its efforts on the development, manufacture, sale and distribution of bioequivalent pharmaceutical products, commonly referred to as “generics”.  The Impax Division is currently focused on the development of proprietary brand pharmaceutical products for the treatment of central nervous system (“CNS”) disorders. As noted in the Form 10-K, as of February 3, 2012, the Company marketed 108 generic pharmaceutical products representing dosage variations of 30 different pharmaceutical compounds and 17 other generic pharmaceutical products, representing dosage variations of four different pharmaceutical compounds through the Company’s third-party alliance and collaboration partners.  The Company believes that disclosing revenue and information pertaining to the performance of over a hundred individual generic products that the Company sells through its Global Division is impracticable, and furthermore, as discussed below, would require the Company to publicly disclose commercially sensitive information, including pricing information and sales levels, while providing little value to investors.  As noted in Part I, Item I, “Business – Competition,” and Part I, Item IA, “Risk Factors” of the Form 10-K, the generic pharmaceutical products market is volatile and highly competitive.  Revenue from sales of the Company’s generic products can fluctuate widely depending on market conditions and regulatory actions, including, for instance, whether a product is one for which the Company has been awarded 180 days of market exclusivity, the availability and price of competing products and actions taken by the Company’s competitors.  In addition, sales of a particular Company generic product can fluctuate widely from period to period for similar reasons.  Since product revenue can decline substantially after the end of the 180-day market exclusivity period, reporting of revenue in one period during the 180-day market exclusivity period could lead investors to assume a future revenue trend that is unlikely to be maintained after such period.  For instance, revenue from sales of the Global Division’s tamsulosin product (generic to Flomax®) decreased by approximately 97% after the expiration of the 180-day market exclusivity period.  Other products have experienced similar decrease in revenue after the expiration of the 180-day market exclusivity period or as a result of the entry of new competitor products.  Thus, due to the volatility of the generic products market, the Company does not believe that information pertaining to the revenue of an individual product during a reporting period would provide meaningful indication to investors of the future revenue or profitability of such individual product.  The Company believes that presenting revenue information of the Company’s Global Division products in the aggregate is the most meaningful revenue metric to investors.

The Company understands ASC 280-10-50-40 to require reporting of revenue by groups of “similar” products when categorization in that manner is either representative of the way in which the business is managed or when the products share common operational or financial attributes, such that grouping them together would enhance the reader’s understanding of the issuer’s reported results of operations.  ASC 280-10-50-40 does not define “similar” products.  Therefore, the determination of whether two or more products are similar and can be combined for purposes of the entity-wide disclosures depends on the facts and circumstances of the particular entity.  The Company views the products within the Global Division – generics – as one group of similar products as the products are distributed primarily through the same sales channels and are subject to the same governmental regulations.  Furthermore, subcategorizing generics within the Global Division for purposes of presenting revenue information to investors would be impracticable and not representative of the way in which the Global Division is managed.  Unlike the Company’s Impax Division, which is focused on the treatment of CNS disorders, the products marketed by the Company’s Global Division cover a wide array of therapeutic areas.  Similarly, presenting revenue information by pharmaceutical compound would be impracticable, given the large number of compounds underlying the Global Division’s products, as noted above.  In addition, the Company’s chief operating decision maker and members of senior management have not classified the Global Division products by therapeutic area or by any other subcategory in managing the Global Division business or in producing the Company’s general financial statements.  As such, the Company does not believe that its Global Division products can be further categorized into “groups of similar products,” in the sense contemplated by ASC 280-10-50-40, in any practical or meaningful way.

For the foregoing reasons, the Company respectfully proposes that identifying the products and the related percentage of net revenues for each product or any relevant subcategory of products within the Global Division would be impracticable, does not reflect the way that the Company’s senior management manages the Global Division business, and in any event would result in excessive disclosure of commercially sensitive information that would be meaningful to competitors but not to investors.  The Company respectfully submits that it has carefully considered the guidance set forth in ASC 280-10-50-40 and has determined that its reportable segment disclosures satisfy the provisions of ASC 280-10-50-40.

As requested in the Staff’s letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answer is responsive to your comment.  Please do not hesitate to contact me by telephone at (215) 558-4360 or by fax at (215) 558-4333 with any questions or comments regarding this correspondence.

Very truly yours, /s/ Bryan M. Reasons Bryan M. Reasons Senior Vice President & Acting Chief Financial Officer

cc:	Larry Hsu, Ph.D.,Impax Laboratories, Inc.
Mark Schlossberg, Impax Laboratories, Inc.
Tad J. Freese, Latham & Watkins LLP